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Release

C$ unless otherwise stated TSX/NYSE/PSE: MFC     SEHK: 945
For Immediate Release
November 5, 2021

Manulife increases common shareholders’ dividend payable in December 2021 by 18%, announces intention to launch Normal Course Issuer Bid

Toronto - Manulife’s Board of Directors today announced a 5 cents per share dividend on the common shares of Manulife Financial Corporation (“Manulife” or the “Company”), payable on and after December 20, 2021 to shareholders of record at the close of business on December 1, 2021. Combined with its quarterly common shareholders’ dividend of $0.28 per share announced on November 3, 2021, this supplementary dividend results in a total quarterly common shareholders dividend of $0.33 per share or an 18% increase. Manulife has a strong track record of delivering progressive dividend increases and is pleased to have combined the annual increase for 2021 with an accelerated annual dividend increase for 2022 by executing it one quarter earlier than the dividend increases we have announced in the past.

In respect of the Company’s Canadian Dividend Reinvestment and Share Purchase Plan and its U.S. Dividend Reinvestment and Share Purchase Plan, the Company will continue to purchase common shares on the open market in connection with the reinvestment of dividends and optional cash purchases under these plans. The purchase price of these common shares will continue to be based on the average of the actual cost to purchase them and there are no applicable discounts.

On March 13, 2020, the Office of the Superintendent of Financial Institutions (“OSFI”) announced its expectation that all federally regulated financial institutions halt dividend increases and suspend share repurchases.  This dividend increase follows the announcement by OSFI on November 4, 2021, that this expectation is no longer in place.  Manulife’s last dividend increase was declared on February 12, 2020, shortly before OSFI’s March 13, 2020 announcement.

Following OSFI’s November 4, 2021 announcement, Manulife also announced today that, subject to the approval of OSFI and the Toronto Stock Exchange (“TSX”), it intends to launch a Normal Course Issuer Bid (“NCIB”) permitting the purchase for cancellation of up to 39 million of its common shares, representing approximately 2% of Manulife’s issued and outstanding common shares. As at September 30, 2021, Manulife had 1,942,349,528 common shares issued and outstanding.

Having an NCIB in place will provide Manulife with the flexibility to purchase common shares as part of its capital management strategy which is designed to maintain healthy regulatory capital ratios while balancing the objective of generating shareholder value.

Purchases under the NCIB may be made through the facilities of the TSX, the New York Stock Exchange, and alternative trading systems in Canada and the United States at market prices prevailing at the time of purchase or such other price as may be permitted. Manulife will file a notice of intention to make an NCIB with the TSX.  The bid period will commence after the

TSX has accepted the notice of intention and continue for up to one year. All common shares acquired by Manulife under the NCIB will be cancelled. Repurchases will be subject to compliance with applicable Canadian securities laws and United States federal securities laws.

In addition, Manulife may undertake repurchases of its common shares outside of Canada and the United States in compliance with applicable laws. Subject to regulatory approval, Manulife may also acquire common shares directly from other holders by way of private agreement pursuant to issuer bid exemption orders issued by applicable securities regulatory authorities. Any private purchase made under an exemption order issued by a securities regulatory authority will generally be at a discount to the prevailing market price. Manulife may also enter into derivative-based programs in support of its repurchase activities, including the writing of put options and forward purchase agreements, accelerated share repurchase transactions, other equity contracts or use other methods of acquiring shares, in each case subject to regulatory approval and on such terms and at such times as shall be permitted by applicable securities laws. The total number of common shares repurchased under the NCIB and all other potential arrangements will not exceed 39 million common shares.

Subject to regulatory approval, Manulife intends from time to time to enter into pre-defined plans with a registered investment dealer to allow for the repurchase of common shares at times when Manulife ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans will be adopted in accordance with applicable Canadian securities laws and United States federal securities laws.

Caution regarding forward-looking statements

This document contains forward-looking statements within the meaning of the "safe harbour" provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995 with respect to possible future purchases by Manulife of its common shares. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual common share repurchases to differ materially from expectations include but are not limited to the fact that the amount and timing of any future common share repurchases will depend on the earnings, cash requirements and financial condition of Manulife, market conditions, capital requirements (including under LICAT capital standards), common share issuance requirements, applicable law and regulations (including Canadian and U.S. securities laws and Canadian insurance company regulations), and other factors deemed relevant by Manulife, and may be subject to regulatory approval or conditions.

Additional information about material risk factors that could cause actual results to differ materially from expectations may be found in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators.

The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof. We do not undertake to update any forward-looking statements, except as required by law.

About Manulife

Manulife Financial Corporation is a leading international financial services provider that helps people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we provide financial advice and insurance, operating as Manulife across Canada, Asia, and Europe, and primarily as John Hancock in the United States. Through Manulife Investment Management, the global brand for our global wealth and asset management segment, we serve individuals, institutions and retirement plan members worldwide. At the end of 2020, we had more than 37,000 employees, over 118,000 agents, and thousands of distribution partners, serving over 30 million customers. As of September 30, 2021, we had CAD$1.4 trillion (US$1.1 trillion) in assets under management and administration, and in the previous 12 months we made CAD$31.6 billion in payments to our customers.
Our principal operations are in Asia and Canada, and the United States, where we have served customers for more than 155 years. We trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong. Not all offerings are available in all jurisdictions. For additional information, please visit manulife.com

Media Contact Cheryl Holmes Manulife 416-557-0945 cheryl_holmes@manulife.com	Investor Relations Hung Ko Manulife 416-806-9921 hung_ko@manulife.com